Digital Brands Group, Inc.

1400 Lavaca Street

Austin, TX 78701

June 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Rebekah Reed

Re:	Digital Brands Group, Inc.

Registration Statement on Form S-3

(File No. 333-279934)

Acceleration Request

Requested Date: June 11, 2024

Requested Time: 4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-279934) (the “Registration Statement”) to become effective on June 11, 2024 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC, counsel to the Registrant, at (561) 514-0936.

Very truly yours,

Digital Brands Group, Inc.

By:	/s/ John Hilburn Davis IV
John Hilburn Davis IV
Chief Executive Officer

cc:	Craig D. Linder, Esq., Anthony, Linder & Cacomanolis, PLLC